UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

May 15, 2008

FirstService Corporation
(Exact name of registrant as specified in its charter)

1140 Bay Street, Suite 4000
Toronto, Ontario, Canada M5S 2B4
(Address of principal executive offices)

000-24762
(Commission File Number)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  / /        Form 40-F  / x /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  /   /        No  / x /

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News release dated May 15, 2008

    Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FirstService Corporation (Registrant)
May 15, 2008 (Date)	/s/ JOHN B. FRIEDRICHSEN John B. Friedrichsen Senior Vice President and Chief Financial Officer